

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 21, 2008

Mr. Jacques Mot
Chief Executive Officer
Plastinum Polymer Technologies Corp.
10100 Santa Monica Blvd., Suite 300
Los Angeles, CA 90067

> Re: **Plastinum Polymer Technologies Corp.**
> **Registration Statement on Form S-1**
> **Filed October 23, 2008**
> **File No. 333-154707**

Dear Mr. Mot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that on page 20 of your 2008 definitive proxy statement you use the former address of the Commission's public reference room. In future filings, please use the current address set forth in Item 101(e)(2) of Regulation S-K.

Registration Statement on Form S-1

General

2. Please note the updating requirements of Rule 8-08 of Regulation S-X.

Cover Page of Registration Statement

3. We note that you are registering 2,000,000 shares of common stock payable as dividends on preferred stock. Please advise us as to the basis for registering these shares, including the amount of registered shares. In this regard, we note that the preferred stock dividends may be paid in cash or common stock and it does not appear the board has declared these dividends payable in stock.

Prospectus Summary, page 1

Announcements Regarding Commercialization of First Compounds, page 2

4. We note the disclosure in the second paragraph. Please supplementally provide us with a copy of the letter of intent. Please also update this disclosure with respect to the October 31, 2008 timing.

Risk Factors, page 4

5. We note the statement in the last sentence of the introductory paragraph that you have disclosed the "most significant risks" to your business. Please be advised that you must disclose all material risks. For example, we note that you do not present any risk factors regarding your business operations or industry. Please revise accordingly.

Note Regarding Forward-Looking Statements, page 10

6. Please delete the reference the Private Securities Litigation Reform Act of 1995. In this regard, we note that the safe harbor does not apply to statements made by penny stock issuers. See Section 27A(b)(1)(C) of the Securities Act.

Description of Business, page 10

7. Please disclose the distribution methods for your products pursuant to Item 101(h)(4)(ii) of Regulation S-K.

8. We note the disclosure in the fourth paragraph. Please explain what you mean by the "anticipated demand" for your products in Asia.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 16

9. Your current discussion of the results of operations focuses solely on quantifying the changes between periods for each income statement line item and describing the components of each line item in general terms without providing specific analysis of the reasons for changes between periods. For example, you indicate that your general and administrative and research and development expenses for all periods presented have increased as you have continued to develop your technology. Please revise your MD&A for all periods presented to provide a more robust analysis of the specific actions taken in each period which resulted in fluctuations in your results of operations. In addition, where there is more than one reason for a change between periods, please also revise your MD&A throughout to quantify the extent to which each reason contributed to the overall change in the income statement line item.

Director Compensation Table, page 26

10. Please explain the amount of fees paid to Mr. Rokegem. For example, were these fees paid for attending board meetings?

Selling Stockholders, page 31

11. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Please revise accordingly.

Plan of Distribution, page 32

12. We note that the selling stockholders may engage in short selling. Please tell us whether any of the selling stockholders have an existing short position in your common stock and, if so, the date on which each stockholder entered into that short position.

13. Your common stock appears to be a penny stock. Please discuss the disclosure obligations required by Rules 15g-2 through 15g-6 under the Exchange Act.

14. Please confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate. If a selling stockholder is a broker-dealer, please advise us as to whether the selling stockholder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is a broker-dealer. In this regard, we note the disclosure in the sixth paragraph on page 33.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2007

Note A – Summary of Accounting Policies, page F-8

15. Please revise to more clearly explain the purpose of the second table presented on page F-9. It is unclear what is meant by statement that the expenses presented in the table were "stranded on NGH's stand alone financial statements" through June 30, 2006. To the extent that these expenses represent costs incurred by and allocable to you but do not appear in your financial statements for the periods presented, please explain why these expenses were not reflected in your historical financial statements.

16. Please revise your accounting policies to describe the nature of advances receivable – former parent. It is unclear how these amounts arose and why they continue to increase from $192,042 as of December 31, 2007 to $269,522 as of September 30, 2008. Your revised disclosures should also discuss the payment terms, interest rate, maturity date of amounts owed, and describe how you assess collectability of these amounts on a recurring basis. Please also revise the liquidity section of your MD&A to discuss the payment terms and collectability of advances receivable – former parent. Please refer to paragraph 13 of SOP 01-6.

Note C – Redeemable Preferred Stock and Warrant Unit Offering, page F-14

17. Please revise your discussion of your November and December 2007 issuance of convertible preferred stock and warrants to disclose the fair value of a share of your common stock as an assumption used in the Black Scholes model. This disclosure should be included for any other issuances described throughout your filings when this is one of the necessary assumptions, such as your March and April 2008 issuances of convertible preferred stock and warrants described on page F-27.

Note F – Convertible Notes Payable, page F-16

18. Please revise to disclose existence of any financial or non-financial debt covenants associated with your convertible notes payable. To the extent that you do have financial debt covenants associated with the debt, please revise your financial statement footnotes and the liquidity section of your MD&A to provide a comprehensive discussion of the terms of your most stringent covenants and demonstrate your compliance with them during the periods presented. In addressing this comment, please revise to include a tabular presentation that sets forth your compliance with your debt covenants by disclosing actual ratios and/or other actual amounts versus the minimum/maximum ratios/amounts required. Such a presentation will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

19. Please revise to disclose the interest rate associated with your convertible notes payable and minimum principal and interest payments due each year from December 31, 2007 until maturity.

Consolidated Financial Statements for the Six Months Ended June 30, 2008

Note E – Subsequent Events, page F-28

20. We note your disclosure on page F-17 that your lease for the plant in the Netherlands was scheduled to terminate in April 2008. Please revise to disclose whether the lease was renewed and the terms associated with the renewal, including the renewal term and minimum lease payments. Refer to paragraphs 23(b) and (c) of SFAS 13.

Item 16. Exhibits and Financial Statement Schedules, page 43

21. Please file Mr. Scherne's engagement letter as an exhibit to the registration statement.

22. We note that Exhibit 23.1 includes a consent by RBSM LLP to references to them under the heading "Experts." However, your registration statement does not appear to include any discussion of RBSM LLP as experts in accounting and auditing. Please revise your filing to include a section describing named experts.

Item 17. Undertakings, page 45

23. It does not appear that the undertakings set forth in paragraphs (4), (5) and (6) apply to your offering. Please advise or revise accordingly.

Form 10-KSB for the year ended December 31, 2007

Forward-Looking Statements, page 1

24. In future filings, please delete the reference the Private Securities Litigation Reform Act of 1995. In this regard, we note that the safe harbor does not apply to statements made by penny stock issuers. See Section 21E(b)(1)(C) of the Exchange Act.

Evaluation of Disclosure Controls and Procedures, page 15

25. We note your statement in the second paragraph. Please tell us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, you may remove the discussion of the level of assurance of your controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

26. We note the disclosure in the third paragraph that your management has concluded that your disclosure controls and procedures are effective. Please revise to state clearly the conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Please also comply with this comment with respect to your Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

27. In light of the fact that your internal control over financial reporting is not effective, please tell us in reasonable detail the basis for the conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Exhibits 31.1 and 31.2

28. Please file an amendment to your Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B. See SEC Release 33-8238, which became effective August 14, 2003. In doing so, please refile your Form 10-KSB in its entirety.

Form 10-Q for the Period Ended September 30, 2008

General

29. Please address the above comments in your interim filings as well.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,



Pamela Long
Assistant Director

cc: Alan C. Ederer, Esq. (*via facsimile 516/977-3056*)
Westerman Ball Ederer Miller & Sharfstein, LLP
170 Old Country Road
Mineola, New York 11501